03014380

AB 4/2/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 3 1 2003

SEC FILE NUMBER
~~8-51564~~

8-36854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Service Asset Management Company, [redacted].

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6907 Capital of Texas Highway, Suite 230
(No. and Street)

Austin, (City) TX (State) 78731 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger J. Engemoen Jr. (512) 794-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

2121 San Jacinto, 15th Floor (Address) Dallas (City) TX (State) 75201 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Roger J. Engemoen, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Service Asset Management Company, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chairman

Title

Notary Public

NORA E. JACKSON
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
DECEMBER 18, 2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL INFORMATION

December 31, 2002

Service Asset Management Company

(Non-Confidential Pursuant to Rule 17a-5(e)(3))

6907 Capital of Texas Highway, Suite 230
Austin, Texas 78731

Roger J. Engemoen, Jr.
Chairman
Service Asset Management Company
6907 Capital of Texas Highway, Suite 230
Austin, Texas 78731

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Service Asset Management Company

Audited Statement of Financial Condition
and Supplemental Information

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-9757
Telex: 6710375
www.ey.com

Report of Independent Auditors

Stockholder and Board of Directors
Service Asset Management Company

We have audited the accompanying statement of financial condition of Service Asset Management Company (the Company), a wholly owned subsidiary of SAMCO Holdings, Inc., as of December 31, 2002. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Service Asset Management Company at December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

Ernst + Young LLP

March 24, 2003

Service Asset Management Company

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$ 1,790,009
Securities owned, at market	16,808,047
Deposits with clearing broker-dealer	2,936,677
Furniture and equipment, less accumulated depreciation of $506,231	1,599,426
Other assets	498,958
Total assets	$ 23,633,117
Liabilities and Stockholder's Equity	
Due to clearing broker-dealer	$ 16,233,201
Securities sold, not yet purchased	343,109
Accounts payable, accrued expenses, and other liabilities	2,677,721
Total liabilities	19,254,031
Stockholder's Equity	
Common stock, $1 par value; 1,000 shares authorized, issued, and outstanding	1,000
Additional paid-in capital	5,945,765
Accumulated deficit	(198,302)
Due from Parent	(1,369,377)
Total stockholder's equity	4,379,086
Total liabilities and stockholder's equity	$ 23,633,117

See accompanying notes.

Service Asset Management Company

Notes to Statement of Financial Condition

December 31, 2002

1. Organization and Nature of Business

Service Asset Management Company (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). As of December 31,2002, the Company was a wholly owned subsidiary of SAMCO Holdings, Inc. (the Parent).

On January 31, 2003, Penson Worldwide, Inc. (PWW) acquired all of the outstanding common stock of the Parent. On February 3, 2003, all of the common stock of the Company was distributed to and subsequently merged into a single member LLC owned by Penson Financial Services, Inc. (Penson), a subsidiary of PWW and the Company's affiliated clearing broker. The operations, assets and certain liabilities of the Company were transferred to Penson and the LLC was distributed to PWW. Book value of the Company was approximately $4.1 million at that date.

During the year ended December 31, 2002, the Company was engaged in multiple lines of business, including proprietary equity trading, market making, and as a securities broker-dealer, which comprises several classes of services, including agency transactions, investment banking, and advisory services. Effective January 2002, the Company discontinued its proprietary equity trading and market making activities.

On June 30, 2002, the Company effected a quasi-reorganization. The Company anticipates that as a result of having discontinued its proprietary equity trading and market making business, the conditions that resulted in the Company's retained deficit have passed and recurrence of a deficit is unlikely. Pursuant to the quasi-reorganization, the Company eliminated its retained deficit balance of approximately $12,000,000 against the balance of its additional paid-in capital account.

2. Summary of Significant Accounting Policies

Securities Transactions

Proprietary security transactions are recorded on a trade-date basis. Profit and loss arising from all securities transactions, including commission revenue and related execution, clearing, and commission expenses, entered into for the account and risk of the Company are recorded on a trade-date basis.

2. Summary of Significant Accounting Policies (continued)

Securities owned and securities sold, not yet purchased are valued at market value. Securities traded on a national exchange (including NASDAQ) are valued at the last sales price. Securities for which over-the-counter market quotations are available are valued at the average of the last bid/asked price. Securities not readily marketable are valued at fair value as determined by the Board of Directors.

Cash Equivalents

The Company considers cash equivalents highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Taxation

The Company utilizes FASB Statement No. 109, *Accounting for Income Taxes,* to account for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related future tax benefit.

Furniture and Equipment

Furniture and equipment is stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to five years.

Fair Value of Financial Instruments

The financial instruments of the Company are reported on the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Deposits With and Due to Clearing Broker-Dealer

Deposits with clearing broker-dealer represent cash balances required to be maintained to facilitate proprietary trading and are held at Penson, an affiliate. Due to clearing broker-dealer represents margin balances related to proprietary positions net of commissions income receivable from Penson.

All of the Company's securities are held at the Company's clearing broker-dealer, and are pledged as collateral for amounts due to the clearing broker-dealer and any obligations arising out of securities sold, not yet purchased.

4. Securities Owned, At Market

Securities owned represent equities, municipals, Small Business Administration Loans (SBAs), and other fixed income securities held in the Company's proprietary trading account. The distribution of these positions is as follows:

	Market Value
Federal, state, and municipal government obligations	$ 16,084,374
Equities	568,216
Corporate obligations	98,521
Privately held securities	56,936
	$ 16,808,047

5. Securities Sold, Not Yet Purchased

The Company sells securities short in the ordinary course of business. Any securities sold short are carried at market value. Short sales obligate the Company to deliver specified securities at a contracted price. Obligations to repurchase securities in the market at prevailing prices arising from short sales result in off-balance-sheet risk as the ultimate cost of repurchasing these securities may exceed that amount recognized in the statement of financial condition.

At December 31, 2002, the Company's securities sold, not yet purchased were comprised 71% of federal, state, and municipal government obligations and 29% of corporate obligations.

6. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company purchases and sells securities as both principal and agent. If another party to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties, including customers, with which it conducts business.

7. Transactions with Related Parties

The Company clears all its security transactions through Penson, which is related by common ownership to the Company's Parent. Deposits with and due to clearing broker represents amounts deposited with and due to Penson, respectively.

Due from Parent of $1,369,377 at December 31, 2002 represents a receivable from the Parent for debt service and principal payments made by the Company on behalf of the Parent. This receivable is recoverable primarily through dividends made by the Company to the Parent and, thus, has been recorded by the Company as a contra account to stockholder's equity.

7. Transactions with Related Parties (continued)

The Company pays its Parent a management fee that is negotiated between the directors of the Company and its Parent. At December 31, 2002, there was no accrual for management fees.

In January 2002, the Company sold furniture and equipment of approximately $1,871,000 to Penson. Concurrent with the sale, the Company leased the assets back under an operating lease agreement. No gain or loss was recognized by the Company on the sale of these assets.

8. Income Taxes

As of December 31, 2002, the Company provided $380,905 for tax expense on net income earned subsequent to the Company's quasi-reorganization on June 30, 2002. As a result of capital loss carryovers generated prior to the Company's quasi-reorganization, this provision has been offset by an increase of $380,905 to additional paid-in capital for the reduction of the valuation allowance against the deferred tax asset related to the capital loss carryovers. Any subsequent reductions in the valuation allowance related to this deferred tax asset will also be credited to additional paid in capital.

At December 31, 2002, the Company had a capital loss carryover of $8,797,506 available to offset future taxable income, if any, to the extent provided by the Internal Revenue Code. This carryover will expire December 31, 2021.

9. Profit Sharing Plan

The Company sponsors a defined contribution 401(k) profit sharing plan (the Plan) that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements.

10. Commitments and Contingencies

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Approximate future annual rentals for office space, furniture, and equipment at December 31, 2002 are listed below:

2003	$ 1,597,759
2004	1,548,274
2005	1,415,746
2006	1,210,175
2007 and thereafter	5,749,984
Total	$ 11,521,938

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $1,229,043, which was $1,050,528 in excess of its required minimum of $178,515.

Supplemental Information

Service Asset Management Company

Schedule 1 – Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2002

Net Capital	
Total stockholder's equity	$ 4,379,086
Deductions and/or charges:	
Nonallowable assets:	
Furniture and equipment	1,599,426
Private securities	56,936
Other	498,958
Total nonallowable assets	2,155,320
Net capital before haircuts (tentative net capital)	2,223,766
Federal, state, and municipal government obligations	(820,011)
Corporate obligations	(14,479)
Equities	(85,233)
Undue concentration	(75,000)
Net capital	$ 1,229,043
Computation of Basic Net Capital Requirement	
Minimum net dollar net capital required (6-2/3% of total aggregate indebtedness)	$ 178,515
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 178,515
Excess net capital	$ 1,050,528
Excess net capital at 1000% (excess net capital minus 10% of total aggregate indebtedness)	$ 782,756
Ratio: Aggregate indebtedness to net capital	2.18
Reconciliation to Company's Computation	
Net Capital, as reported in Company's Part II (Unaudited) FOCUS Report	$ 1,283,909
Audit adjustments for expenses not accrued	(54,866)
Net Capital, as above	$ 1,229,043

Service Asset Management Company

Schedule 2 – Statement Regarding SEC Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.